

HERITAGE
COMMERCE CORP

Raymond James Investors Conference
August 14, 2012

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Bank Profile

- **Relationship Banking Strategy**
  - A community business bank headquartered in San Jose, California that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees

- **Core Clientele**
  - Small to medium sized closely held businesses
  - Professionals
  - High net worth individuals



- **Specialty Expertise**
  - SBA lending and loan sales
  - Cash management
  - Non-profit organizations, education, and churches
  - Homeowner associations, and property management

- **Well-positioned in three affluent counties of San Francisco Bay Area**
  - HTBK ranks third in deposit market share amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]

- **No TARP or Regulatory Orders**

(1) Market refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Experienced Management Team

HERITAGE
COMMERCE CORP

Name	Position	Years at HTBK	Years Banking Experience
Walter T. Kaczmarek	President & CEO	7	31
Michael Benito	EVP / Business Banking Division	9	25
Dan T. Kawamoto	EVP / Chief Administrative Officer	3	21
Lawrence D. McGovern	EVP / Chief Financial Officer	13	28
David E. Porter[1]	EVP / Chief Credit Officer	0	38

- **Regional Line Managers average over 20 years of experience in market[2]**

[1] David Porter joined the Bank on June 25, 2012.
[2] Market refers to Alameda, Contra Costa, and Santa Clara counties

Located in Economically Vibrant San Francisco Bay Area

HERITAGE
COMMERCE CORP

County	Population	Projected 5-Yr Population Growth	2011 Median Household Income	Projected 5-Yr Household Income Growth	Businesses
Santa Clara	**1,798,421**	**3.35%**	**$ 91,378**	**11.26%**	**62,406**
Alameda	**1,518,428**	**2.06%**	**67,755**	**17.42%**	**56,652**
Contra Costa	**1,059,102**	**4.55%**	**80,290**	**11.80%**	**36,606**
San Francisco	811,649	2.37%	63,861	21.39%	43,983
San Mateo	723,070	1.75%	85,515	12.35%	29,339
Sonoma	484,768	1.78%	64,031	19.38%	23,207
Solano	414,038	1.74%	67,284	16.41%	13,235
Marin	253,654	1.76%	83,840	14.85%	16,657
Napa	136,044	1.79%	61,334	20.46%	7,142
California	37,461,001	3.37%	57,587	18.12%	N/A
National	310,704,322	3.42%	50,227	14.55%	N/A

Source: SNL as of 12/31/2011

Heritage Snapshot – 10 Branches



- ### Financial Highlights 6/30/12
  - **Total Assets** $ 1.3 billion
  - **Total Loans** $ 798.1 million
  - **Total Deposits** $ 1.1 billion
  - **Total Shareholders' Equity** $ 164.7 million
  - **Tangible Equity** $ 162.4 million
  - **TE/Tangible Assets** 12.3%
  - **Tier 1 RBC Ratio** 16.0%
  - **Total RBC Ratio** 17.3%
  - **Loans/Deposits** 72.4%
  - **Yield on Earning Assets**[1] 4.34%
  - **Cost of Deposits**[1] 0.27%
  - **Cost of Funds**[1] 0.43%
  - **Net Interest Margin**[1] 3.95%
  - **Efficiency Ratio**[1] 66.70%
  - **2Q12 Net Income**[1] $ 2.7 million

(1) For the quarter ended 6/30/12

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks third amongst Independent Community Banks headquartered in the San Francisco Bay Area[1].**

Top Regional Banks			
2012 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Mechanics Bank	25	2,202,406
2	Fremont Bank	19	1,894,310
3	**Heritage Bank of Commerce**	**10**	**1,028,171**
4	Westamerica Bank	19	1,008,755
5	Bank of Marin	12	1,004,923
6	Bridge Bank, NA	2	889,175
7	First National Bank of Northern California	12	629,014
8	Pacific Coast Bankers' Bank	1	477,518
9	Bank of the Orient	7	438,908
10	Avidbank	1	275,053

Top National Franchises			
2012 Rank	Bank	Branch Count	Deposits in Bay Area[1] ($000)
1	Bank of America, NA	207	114,009,900
2	Wells Fargo Bank, NA	230	68,891,475
3	Citibank, NA	112	22,270,386
4	JPMorgan Chase Bank, NA	162	14,179,658
5	Silicon Valley Bank	3	13,634,081
6	First Republic Bank	29	10,900,027

Totals for Market[1]	
Branch Count	Deposits in Bay Area[1] ($000)
1,407	315,189,508

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2011.

Q2 2012 Highlights

	2Q12	2Q11
Eighth consecutive quarter of profitability in 2Q12		
• Net income	$2.7mm	$2.1mm
(Before dividends and discount accretion on preferred stock)		
• Pre-tax income	$3.9mm	$3.2mm
Credit metrics:		
• Classified assets (net of SBA guarantees)	$54.9mm	$76.1mm
• NPA's	$17.8mm	$23.1mm
• NPA's/ total assets	1.35%	1.83%
• ALLL / NPL's	137.57%	102.15%
(excluding nonaccrual loans held-for-sale)		
Loans increase 5% from $756.9mm in 1Q12	$798.1mm	$782.1mm
Cost of deposits	0.27%	0.42%
Core deposits	$835.6mm	$768.9mm
TARP preferred stock	-	$40mm
Announced redemption of $14 million Fixed-Rate Sub Debt in 3Q12		

Strong Deposit Base (in $000's)

HERITAGE COMMERCE CORP

June 30, 2012



Legend:
- Demand, noninterest-bearing
- Demand, interest-bearing
- Savings and money market
- Time deposits - under $100
- Time deposits - $100 and over
- Time deposits - CDARS
- Time deposits - brokered

Demand, noninterest-bearing	$ 367,937	33.3%
Demand, interest-bearing	148,777	13.5%
Savings and money market	290,867	26.4%
Time deposits - under $100	28,009	2.5%
Core Deposits	835,590	75.7%
Time deposits - $100 and over	164,056	14.9%
Time deposits - CDARS	5,427	0.5%
Time deposits - brokered	97,680	8.9%
Total	$ 1,102,753	100.0%

Diversified Loan Portfolio (in $000's)


June 30, 2012
Commercial
CRE - Owner Occupied
CRE - Investor/Other
Land & Construction
Equity Lines
Consumer & Other

Commercial	$384,260	48.1%
CRE - Owner Occupied	168,971	21.2%
CRE - Investor/Other	164,077	20.6%
Equity Lines	47,813	6.0%
Land & Construction	19,822	2.5%
Consumer & Other	13,163	1.6%
Total	$798,106	100.0%

Net Interest Margin Trend



Solid Credit Quality Metrics (in $000's)



Selected Ratios for 2Q12
1. NPA's/Total Assets = 1.35%
2. ALLL/ NPL's* = 137.57%

*excluding nonaccrual loans held-for-sale
**net of SBA quarantees

Balance at 2Q12	(in $000's)
1. Classified Assets	$54,880
2. NPA's	$17,830
3. ALLL	$20,023

Conservative CRE Loan Concentration



Excellent Capital Ratios (1Q12 includes repurchase of $40mm TARP preferred stock)

HERITAGE COMMERCE CORP



Total Risk-Based Capital Ratio (%)

2Q 2011	22.0%
3Q 2011	22.3%
4Q 2011	21.9%
1Q 2012	17.9%
2Q 2012	17.3%
2Q 2012*	15.9%



Tier 1 Risk-Based Capital Ratio (%)

2Q 2011	20.8%
3Q 2011	21.1%
4Q 2011	20.6%
1Q 2012	16.6%
2Q 2012	16.0%
2Q 2012*	14.6%



Leverage Ratio (%)

2Q 2011	15.5%
3Q 2011	16.0%
4Q 2011	15.3%
1Q 2012	12.7%
2Q 2012	12.7%
2Q 2012*	11.6%

*Pro forma assuming redemption of $14 million of Fixed-Rate Sub Debt



Tangible Common Equity/Tangible Assets (%)

2Q 2011	10.0%
3Q 2011	10.9%
4Q 2011	10.5%
1Q 2012	10.6%
2Q 2012	10.8% / 12.3%**

**assumes conversion of Series C Preferred Stock of $19.5mm into common stock

Operating Performance (in $000's)

	For the Quarters Ended:					
	2Q 2012	**1Q 2012**	**4Q 2011**	**3Q 2011**	**2Q 2011**	**1Q 2011**
Interest Income	$13,296	$13,449	$13,010	$13,020	$13,015	$12,986
Interest Expense	1,212	1,190	1,222	1,320	1,543	1,790
Net Interest Income	12,084	12,259	11,788	11,700	11,472	11,196
Provision for Loan Losses	815	100	1,230	1,515	955	770
Net Interest Income after Provision for Loan Losses	11,269	12,159	10,558	10,185	10,517	10,426
Noninterest Income	2,090	1,723	2,423	1,912	2,170	1,917
Noninterest Expense	9,454	10,856	9,860	9,809	9,472	10,431
Income Before Income Taxes	**3,905**	**3,026**	**3,121**	**2,288**	**3,215**	**1,912**
Income Tax Expense (Benefit)	1,226	951	234	(2,529)	1,129	331
Net Income Before TARP Dividend[1]	$2,679	2,075	$2,887	$4,817	$2,086	$1,581
Efficiency Ratio	66.70%	77.64%	69.38%	72.06%	69.43%	79.55%

[1] $40 million of TARP redeemed in March 2012

2012 Tactical Initiatives

- **Maintain Asset Quality**
  - Continue to reduce problem assets
  - Maintain strong ALLL ratio

- **Improve Core Earnings**
  - Redemption of $40 million of TARP
    - Annual savings of $2.0 million of after-tax preferred dividends
  - Focus on net interest margin
    - Redemption of $14 million Fixed-Rate Sub Debt
      - Annual savings of $1.5 million of interest expense
      - Premium cost of $601,000 in 3Q12
  - Increase fee income
  - Reduce costs and improve efficiency ratios
    - The efficiency ratio for the first six months of 2012 was 72.13%, down from 74.39% for the first six months of 2011. Still have work to do here.

- **Grow Franchise**
  - Stay focused on customer relationship banking to grow core deposit base
  - Increase C&I and SBA market share
    - Organically by adding new loan products and targeted marketing
    - Add key relationship officers in markets
  - Expand San Francisco Bay Area franchise
    - Hire loan teams
    - Take advantage of M&A opportunities

Positioned for Growth

- **Small to medium business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20 years experience of Regional Managers in market

- **Solid credit quality**
  - 1.35% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Excellent capital and liquidity with no TARP**
  - 15.9% pro forma total risk-based capital ratio after redemption of TARP and Fixed-Rate Sub Debt
  - 72.4% loan to deposit ratio

- **Profitable operations**
  - 8 consecutive quarters of net income

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Third in deposits market amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200 mm
  - Strong name recognition in market

Closing Stock Price



NASDAQ Ticker:	HTBK	
Recent Price (7/25/2012)	$ 6.07	
Tangible Book Value (6/30/2012)	$ 5.44	
Tangible Book Value[1] (6/30/2012)	$ 5.09	
EPS (trailing twelve months)	$ 0.31	
Price / Tangible Book[2]	1.12%	
Price / Tangible Book[1][2]	1.19%	
P / E[3]	19.6x	

[1]Assuming Series C Preferred Stock was converted into common stock
[2]Price is based on 7/25/12 and Tangible Book is based on 6/30/12 actual
[3]Price is based on 7/25/12 and EPS is based on trailing twelve months at 6/30/12

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029